CHARY HOLDING COMPANY, INC.
1117 Perimeter Center West, Suite N415
Atlanta, Georgia 30338

January 8, 2008

Mr. Ryan Rohn
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charys Holding Company, Inc., Form 8-K, Item 4.01, Filed December 6, 2007; File No. 000-18292

Dear Mr. Rohn:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated December 7, 2007 regarding the above-captioned matter.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

1.            Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description or the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  Please revise your filing accordingly.

Response:  We have revised Item 4.01 to address the requirements of Item 3.04(a)(1)(ii) of Regulation S-K, as follows:

On November 28, 2007, Miller Ray Houser & Stewart LLP (“Miller Ray”) resigned as independent auditor of Charys Holding Company, Inc. (the “Registrant”).

There were no disagreements between the Registrant and Miller Ray on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The board of directors of the Registrant discussed the desire to resign with Miller Ray and reluctantly accepted such resignation.

Miller Ray’s reports on the financial statements for each of the past two years contained an explanatory paragraph, which stated that the Registrant has suffered recurring losses from operations and has a net capital deficiency, which raised substantial doubt about the Registrant’s ability to continue as a going concern.

During the Registrant’s two most recent fiscal years and any subsequent interim period preceding such resignation, there were no disagreements with Miller Ray on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Miller Ray, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

On November 4, 2005, we filed with the SEC a Form 8-K with respect to non-reliance on our previously issued financial statements or a related audit report or complete interim review.  On November 7, 2005, we filed with the SEC a Form 8-K/A amending the Form 8-K we filed on November 4, 2005, which stated as follows:

“On October 31, 2005, our Audit Committee, after consultation with our independent auditors, Miller Ray Houser & Stewart LLP, concluded that our previously issued consolidated financial statements for the fiscal year ended April 30, 2005 and the quarterly period ended July 31, 2005, as well as earnings releases and similar communications relating to such periods, should no longer be relied upon.  We will restate the consolidated financial statements as previously reported by filing an amendment to our Annual Report on Form 10-KSB for the fiscal year ended April 30, 2005 and by filing an amendment to our Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 2005.  Based on management’s review, we believe that all errors were inadvertent and unintentional.

“The amendment to our Annual Report on Form 10-KSB for the fiscal year ended April 30, 2005 will contain adjustments that will affect revenue, assets and liabilities.  As a result of these adjustments, goodwill and contingent acquisition liability will decrease by $2,679,180.  Retained earnings will decrease by $905,000, which will be offset by an increase to paid-in capital by the same amount.  Other income will decrease by $905,000.  As a result of these adjustments, there will be no net change to total shareholders’ equity.  Consolidated net earnings of $106,402 will decrease by $905,000 to a consolidated net loss of $798,598.  These adjustments have no impact on consolidated cash flows as previously reported.

“The amendment to our Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 2005 will contain adjustments that reflect the effects of the adjustments described above which are required for the consolidated financial statements for the fiscal year ended April 30, 2005.  Goodwill and contingent acquisition liability will decrease by $2,679,180.  Retained earnings will decrease by $905,000, which will be offset by an increase to paid-in capital by the same amount.  These adjustments will result in no net change to total shareholders’ equity, and have no impact on consolidated net earnings or cash flows as previously reported.

“BACKGROUND

“The adjustments described above relate to two transactions which we have determined were not recorded in accordance with U.S. generally accepted accounting principles:

•             Our accounting for the purchase of CCI Telecom, Inc. (“CCI”) did not comply with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The purchase agreement contained an “earn-out” feature in which the sellers would be paid additional consideration should CCI achieve performance targets as defined in the agreement.  We recorded additional goodwill and a contingent acquisition liability in the purchase transaction based on our estimate of the consideration that would likely be paid under the earn-out provision.  SFAS 141 provides that contingent consideration should be recorded when the contingency is resolved, rather than as an estimated liability at the purchase date.

•             Our accounting for the purchase of real estate from CCI Associates, Ltd. (“CCI Associates”) did not comply with Emerging Issues Task Force (“EITF”) 97-15, “Accounting for Contingency Arrangements Based on Security Prices in a Purchase Combination.”  The purchase agreement provided for a “make-whole” provision in which the sellers are guaranteed additional consideration should the market price of our common stock fail to achieve a target level as defined in the agreement.  In recording the purchase, we did not account for the difference in the current market price versus the make-whole target price of our common stock in determining the total consideration for the purchase.  EITF 97-15 indicates that this difference should be included as consideration.  By doing so, we have determined that the consideration given for this purchase should have been $905,000 more than what we recorded as basis in the real estate.  Thus, our resulting sale of this real estate should have resulted in a loss of $34,753 rather than a gain of $870,247 as we had reported.

“On October 28, 2005 and October 31, 2005, our Audit Committee discussed this matter with our independent auditors that audited our April 30, 2005 financial statements and reviewed our financial statements for our fiscal quarter ended July 31, 2005.  On October 31, 2005, our Audit Committee and Board of Directors approved the restatement of our consolidated financial statements described above.  Investors should look to the revised financial information regarding the restatement in the amendments to our Annual Report on Form 10-KSB and the Quarterly Report on Form 10-QSB discussed above which we expect to file in November 2005.

“The foregoing description of the new financial statements is not a complete summary.  You are urged to read the complete documents on our amended Form 10-KSB and Form 10-QSB, copies of which may be found after filing on the website of the U.S. Securities and Exchange Commission at www.sec.gov.”

We filed the amendments to our Annual Report on Form 10-KSB and the Quarterly Report on Form 10-QSB discussed above on December 6, 2005.

Other than as discussed above, during the Registrant’s two most recent fiscal years and any subsequent interim period preceding Miller Ray’s resignation, Miller Ray did not advise the Registrant that the internal controls necessary for the Registrant to develop reliable financial statements did not exist.  As discussed above, the Registrant amended its filings and the issues were resolved to Miller Ray’s satisfaction.

Other than as discussed above, during the Registrant’s two most recent fiscal years and any subsequent interim period preceding Miller Ray’s resignation, Miller Ray did not advise the Registrant that:

•             Information had come to Miller Ray’s attention that led it to no longer be able to rely on management’s representations, or that made it unwilling to be associated with the financial statements prepared by management;

•             The need to expand significantly the scope of its audit, or that information had come to Miller Ray’s attention, that if further investigated may:

•             Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or

•             Cause it to be unwilling to rely on management’s representations or be associated with the Registrant’s financial statements, and

•             Due to Miller Ray’s resignation, or for any other reason, Miller Ray did not so expand the scope of its audit or conduct such further investigation; or

•             That information has come to Miller Ray’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Miller Ray’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and

•             Due to Miller Ray’s resignation, the issue has not been resolved to Miller Ray’s satisfaction prior to its resignation.

On November 29, 2007, the Registrant engaged De Joya Griffith & Company, LLC (“De Joya Griffith”) as the Registrant’s successor independent auditor.  Prior to such engagement, the Registrant had not consulted De Joya Griffith regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements.  Consequently, no written or oral advice was provided by De Joya Griffith that was an important factor considered by the Registrant in reaching a decision as to an accounting, auditing or financial reporting issue.

The State of Georgia granted De Joya Griffith a temporary license on November 29, 2007 to practice as a Certified Public Accounting firm in the State of Georgia.  De Joya Griffith is in the process of obtaining a permanent license to practice as a Certified Public Accounting firm in the State of Georgia but is unsure on the processing time for approval.  In any event, the temporary license can be continually renewed until De Joya Griffith obtains the permanent license.  Consequently, at present, De Joya Griffith is compliant with the State of Georgia licensing requirements.

The Registrant has requested that De Joya Griffith review the disclosure required by this Item before this Report is filed with the Commission.  The Registrant has provided De Joya Griffith the opportunity to furnish the Registrant with a letter addressed to the Commission containing any new information, clarification of the Registrant’s expression of its views, or the respects in which it does not agree with the statements made in response to this Item.  No such letter has been provided by De Joya Griffith.

The Registrant has authorized Miller Ray to respond fully to the inquiries of De Joya Griffith, the successor accountant, concerning any subject.

The Registrant has provided Miller Ray with a copy of the disclosures it is making in response to this Item.  The Registrant has requested Miller Ray to furnish a letter addressed to the Commission stating whether it agrees with the statements made by the Registrant and, if not, stating the respects in which it does not agree.  The Registrant has filed the letter furnished by Miller Ray as an exhibit to this Report.

2.            Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of resignation (actual date of change) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Please revise accordingly.

Response:  We have revised Item 4.01 to address the requirements of Item 3.04(a)(1)(ii) of Regulation S-K.  See the response to Comment 1, above.

3.            We note your disclosure that Regulation S-K Item 304(a)(1)(v) is not applicable to this Report. However, we note in your Form 10-KSB for your fiscal year ended April 30, 2006, that was filed on August 23, 2006, under Item 8A. Controls and Procedures on page 59, that you identify several transactions that you determined upon a review and consultation with your accounting consultants and independent auditors were not in compliance with generally accepted accounting principles. Please tell us how you determined the disclosures pursuant to Item 304(a)(1)(v) of Regulation S-K are not applicable to your filing.

Response:  We have revised Item 4.01 to address the requirements of Item 3.04(a)(1)(ii) of Regulation S-K.  See the response to Comment 1, above.

4.            We note that your independent registered public accountant is licensed in the state of Nevada while your principal executive offices are in the state of Georgia. Confirm to us that De Joya Griffith & Company, LLC is in compliance with the Georgia state licensing requirements.  In the event of noncompliance with Georgia state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Response:  We have revised Item 4.01 to address the requirements of Item 3.04(a)(1)(ii) of Regulation S-K.  See the response to Comment 1, above.

5.            To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:  We have revised Item 4.01 to address the requirements of Item 3.04(a)(1)(ii) of Regulation S-K.  See the response to Comment 1, above.

The Company hereby acknowledges that:

•            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Billy V. Ray, Jr.

Billy V. Ray, Jr.,
Chief Executive Officer